UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Boulder Specialty Brands, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

10153P108
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check	the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b) |_| Rule 13d-1(c) |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 10153P108

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lewis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	SOLE VOTING POWER 273,930

	6.	SHARED VOTING POWER 560,919

	7.	SOLE DISPOSITIVE POWER 273,930

	8.	SHARED DISPOSITIVE POWER 560,919

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 834,849

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%

12.	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

CUSIP No. 10153P108

Item 1(a).	Name of Issuer:

Boulder Specialty Brands, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6106 Sunrise Ranch Dr. Longmont, CO 80503

Item 2(a).	Name of Person Filing:

James E. Lewis

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6106 Sunrise Ranch Dr. Longmont, CO 80503

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class or Securities:

Common Stock

Item 2(e).	CUSIP Number:

10153P108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Inapplicable

Item 4.	Ownership (as of December 31, 2006).

(a)	Amount Beneficially Owned:

834,839 shares.
The amount beneficially owned excludes 448,529 warrants, which are not presently exercisable. Each warrant will be exercisable to purchase one share of common stock when Boulder Specialty Brands, Inc. completes an initial business combination. The amount beneficially owned also excludes 159,511 shares held by Lee Anne Lewis, Mr. Lewis’ adult sister.

(b)	Percent of Class: 5.2%

Page 3 of 5 Pages

CUSIP No. 10153P108

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 273,930 shares.

(ii)	shared power to vote or to direct the vote: 560,919 shares.

(iii)	sole power to dispose or to direct the disposition of: 273,930 shares.

(iv)	shared power to dispose or to direct the disposition of: 560,919 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Lewis’ spouse owns 560,919 shares and has the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares.

Mrs. Lewis does not hold more than 5% of the Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

Page 4 of 5 Pages

CUSIP No. 10153P108

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

      /s/ James E. Lewis
          James E. Lewis

Page 5 of 5 Pages